Exhibit 77 C for 7/31/2008 N-SAR: Submission of Matters to a Vote of Shareholders

First Trust Strategic High Income Fund III

The Annual Meeting of Shareholders of the Common Shares of
Strategic High Income Fund III was held on June 9, 2008. At the Annual Meeting, Independent Trustee Robert F. Keith was elected for a three-year term. The number of votes cast in favor of Mr. Keith was 8,351,424, the number of votes against was 94,464 and the number of abstentions was 547,480. James A. Bowen, Richard E. Ericson, Thomas R.
Kadlec and Niel B. Nielson are the other current and continuing Trustees.